Exhibit 99.1

SMX Introduces Advisory Board Appointments Following Nasdaq Listing

NEW YORK, March 14, 2023 /PRNewswire/ — SMX (Security Matters) Public Limited Company (NASDAQ: SMX) (NASDAQ:SMXWW), today introduced the seven business, military, security, and government leaders who are joining the Company’s Advisory Board. SMX, a company focused on digitizing physical objects on the blockchain to enable business participation in a circular and closed loop economy, began trading on Nasdaq March 8 following the close of its business combination with Lionheart III Corp.

“To deal with the global climate, nature, and waste crisis, we must transform the world’s supply chains. To do so, we need to know what is in our supply chains’ products. And to know that we need to know what materials are in them.

Leadership from SMX ensures the technology to track and trace materials is there, making a circular, zero-waste future possible.” Peter Bakker, President & CEO World Business Council for Sustainable Development

The Company’s Advisory Board members are:

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Peter Bakker is the President and CEO World Business Council for Sustainable Development since 2012 has led WBCSD based in Geneva, Switzerland. WBCSD is the premier global, CEO-led community of over 200 of the world’s leading sustainable businesses working collectively to accelerate the system transformations needed for a net zero, nature positive, and more equitable future. Peter is a distinguished business leader who, until June 2011, served as CFO and then CEO of TNT NV, the global transport and logistics company.

He has been recipient of the Clinton Global Citizen Award (2009) and the Sustainability Leadership Award (2010). Peter serves as a member of several corporate sustainability advisory boards. He received the royal order Officer of the Order of Orange-Nassau in 2018 in recognition of his long-lasting commitment to engaging business in tackling global sustainability issues.

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Boon Hui Khoo is the former Singapore Police Commissioner, serving in that role from 1997 to 2010, and also was INTERPOL President from 2008 to 2012. He is the retired Senior Deputy Secretary Singapore Ministry of Home Affairs and Senior Fellow of Singapore’s Civil Service College. He chairs the INTERPOL Working Group on Governance and serves on the CyberPeace Institute’s advisory board and Global Cyber Alliance board.

In Singapore, he is Chairman of the Minister for Cybersecurity’s Advisory Group and an advisor of the National Cybersecurity R&D Programme. He also holds advisory and board positions in Banking, Fintech, Security, Cybersecurity and Philanthropy. He was educated at Oxford, Harvard, and Wharton, and is an Honorary Fellow of St John’s College, Oxford. Besides being accorded high national honors by Singapore for his contributions in policing, he has been recognized for promoting international police relations by several other countries.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1

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Nihal Kaviratne CBE began his career with the Unilever Group and for over 40 years he has he held various senior level management positions across Asia, Europe, and Latin America. Nihal was instrumental in leading the recovery of Unilever Indonesia after the financial crisis of 1998. He retired from Unilever in March 2005. Nihal has been an Independent Director of StarHub Ltd., since 16 August 2004 and GlaxoSmithKline Pharmaceuticals Ltd. in India since 26 July 2005. He is a member of the advisory board for Southeast Asia/Indonesia of Bain & Company SE Asia, Inc and a member of the Corporate Resilience Advisory Council of McKinsey & Company, Inc.

He also serves as a member of the UK Government’s Department for International Development (DFID) Private Sector Portfolio Advisory Committee for India. He is also a director of Olam International Limited and Caraway Pte. Ltd. He has attended management development programs in India, Australia, the UK and the USA, including the Advanced Executive Program conducted by Kellogg School of Management, Northwestern University and the Advanced Management Program conducted by Harvard Business School. Nihal holds a Bachelor of Arts (Honors) with a major in Economics from the Bombay University, India.

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John Poynton AO is Co-Founder and Chair of Poynton Stavrianou. He has more than 40 years’ advisory and capital markets experience across equity, debt, infrastructure and property. In parallel with his career as an investment banker, John has also been an active non-executive director of ASX-listed companies, government and education bodies and not-for-profit organizations. John is Chair of Strike Energy Ltd and is Deputy Chair of Sapien Cyber Ltd. He is also a Director of the Future Fund Board of Guardians, Australia’s sovereign wealth fund and Perth Airport.

John has previously served on the boards of Multiplex, Alinta and Austal and the Reserve Bank of Australia’s Payments System Board, the Australian Government’s export credit agency (EFIC) and the Higher Education Endowment Fund. John has chaired the Council of Christ Church Grammar School and was a long-standing board member of the Business School at the University of WA. In the not-for-profit arena, John has served as chair of Celebrate WA, Giving West and the Foundation of the WA Museum. In 2006 John was the recipient of the WA Citizen of the Year Award in the Industry and Commerce category and in 2016 he was appointed as an Officer in the General Division of the Order of Australia. John holds a Bachelor of Commerce and an honorary Doctor of Commerce from the University of Western Australia where he was also awarded a Dean’s Medal. John is an experienced pilot and holds a private fixed wing license with a command instrument rating. He also holds a commercial rotary wing license. John is endorsed on executive jets and twin-engine helicopters.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	2

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Yair Seroussi is former Chairman of the Board of Bank Hapoalim (Israel’s largest Bank) and former Head of Morgan Stanley in Israel, is recognized for his vast experience in financial-services and investments in the public and private sectors with emphasis on cross-border Israel-International transactions. Currently he is Chairman of Enlight Renewable Energy , a leading renewable energy company, Chairman of Zim Integrated shipping Services, Chairman of Prytek, a privately held multinational corporation focusing on technology investments and Operations-as-a-Service, Chairman of Mediterranean Towers from 2017-2019, a leading and large chain of retirement communities in Israel, and currently a member of the board of directors of DSPG, listed in NASDAQ, since 2005, and a member of the board of directors of Stratasys, a market leader of 3D printing company listed in NASDAQ, since 2017. He is a member of the investment committee of Menorah Mivtachim, Israel’s largest new pension fund.

He is involved in young Tech and FinTech companies and is proud co-founder of Tovanot B’Hinuch, a nonprofit organization dedicated to making the schools in the urban periphery into a source of inspiration, by assisting the principals and positioning the schools in the center of the community, assisted by the good will of many volunteers and the leadership of Karen Tal, Yael Lipman, Yossi Vardi and a whole group of great friends. He is Chairman of the Eli Hurvitz Institution for corporate strategy in the Tel Aviv University, a member of the Hebrew University’s Board of Governors and a member of the board of Governors at the Weizmann Institute of Science.

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Yigal Unna was appointed by Israel’s Prime Minister as the Director General of the Israel National Cyber Directorate (INCD) in 2018. In this role until 2022, Mr. Unna reported directly to the Prime Minister and lead a team of 350 employees responsible for all aspects of cyber security, including formulating policy and building technological power for operational defense of critical infrastructure. In addition to his work protecting Israel, Unna forged long-term relationships with many foreign governments, and lectured around the world on cyber security.

Prior to the INCD, Unna served in the Israel Security Agency (ISA), also known as Shin Bet and Shabak, for 23 years. The ISA is Israel’s domestic intelligence service. He retired as the Director of the Cyber and Signal Intelligence Operations Division (military rank equivalent of major general). Mr. Unna began his career as an officer in the elite Unit 8200 in the Israel Defense Forces. Mr. Unna holds an MBA (Tel Aviv University) and a BA in History and Management (Tel Aviv University)

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	3

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Major General (ret.) Ami Shafran served as the head of the Israeli Defense Force C4I corps, in charge of the entire Information and Communication Technology electronic warfare and cyber defense. Shafran was the Head of R&D in the intelligence Directorate and the Chief of Staff in the Israel Ministry of Defense. He served as a venture partner at Moneta Capital, an Israeli venture capital fund focused in the fitness and data sciences domains. In 2013 he began serving as Head of Cyber Innovation Center at Ariel University. Shafran in 2017 began serving as Director of Paz Group and as Non-Executive Chair of Elsight. He has served as Chairman of the Board of Pazkar Ltd. and Paz Lub Ltd., as a member of the Board of Directors of Waterfall Security Solutions and President of Enigmatos Ltd., an automotive cyber security company. He holds an M.Sc in Electrical Engineering from Ben Gurion University in Israel and an MBA from Tel Aviv University.

The SMX Advisory Board, together with Company leaders and business partners, will mark SMX’s successful trading on Nasdaq with an Opening Bell Ceremony live from the iconic Nasdaq trading floor on March 14, 2023. The Ceremony, to be held at the Nasdaq MarketSite Tower in New York, NY, will be led by Alon and Ophir Sternberg, Chairman and CEO of Lionheart III Corp. A live broadcast of the event that begins at 9:15 a.m. Eastern Time can be viewed arhttps://www.nasdaq.com/marketsite/bell-ringing-ceremony.

About SMX

SMX enables materials to carry a history that can be authenticated through origination, use, recycle, and multiple reuse cycles. The company’s B2B white label platforms power commercial sustainability applications across a variety of industries, including timber, rubber, palm oil, cocoa, steel, gold, luxury goods, leather, plastics, and non-ferrous metals, to transition successfully to a sustainable circular economy, thus reducing their carbon footprint and waste. SMX offers a robust, innovative, and scalable solution for supply chain authentication, traceability, and transparency to transform businesses for participation in the circular economy. Its technology gives materials in solid, liquid, and gas forms the ability to maintain a virtual memory of origination, processing and supply chain journey, including the ability to authenticate provenance, as well as to track recycling loop counts and the percentage of authenticated and/or recycled materials contained. The data is recorded digitally on blockchain, and a linking molecular chemical marker is embedded in the product itself and can be read with a proprietary reader. The SMX technology has been in active operational use on a national scale by the Israeli Government for more than ten years, is environmentally sustainable and has a proven track record. The SMX solution is an efficient, cost effective, drop-in solution within an existing supply chain, enabling substantial benefits for manufacturers, consumers, and others in the value chain – and the planet, including providing the necessary data for product recycling and re-use. In addition, the SMX technology addresses the issue of the increase in waste globally by enabling the increase in demand for verified, usable recycled materials by creating a commoditized, tradable certified asset which is the recycled material, which can be traded and sold to other players in the value chain and ecosystem.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	4

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities’; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that SMX will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that SMX experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	5

For further information contact:

INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

MEDIA RELATION ENQUIRIES

Joe McGurk

MZ Group North America

P: 917-259-6895

E: joe.mcgurk@mzgroup.us

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

Follow us on Twitter @secmattersltd

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	6